Exhibit 99.1

Chindata Group Receives Non-Binding “Take Private” Proposal from CMC

BEIJING, July 13, 2023 — Chindata Group Holdings Limited (“Chindata Group” or the “Company”) (Nasdaq: CD), a leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets, today announced that the special committee of its board of directors received a preliminary non-binding proposal letter from China Merchants Capital Holdings (International) Limited (“CMC”), to acquire all of the outstanding shares of the Company for US$4.6 per ordinary share (or US$9.2 per ADS) in cash.

On July 12, 2023, the Company also received a letter from BCPE Bridge Cayman, L.P. and BCPE Stack Holdings, L.P. (collectively, the “Bain Shareholders”) stating that the Bain Shareholders, who collectively own 87.39% of the total voting power of the Company, do not intend to sell any shares beneficially owned by them in the Company to any third party nor pursue any alternative transaction. A copy of the letter is attached hereto as Exhibit A.

The special committee of the Company’s independent directors, which was formed following receipt of a preliminary non-binding proposal letter, dated June 6, 2023, from the Bain Shareholders will continue to consider and evaluate all options for maximizing shareholder value with the assistance of the special committee’s independent financial and legal advisors.

The Company’s directors caution the Company’s shareholders and others considering trading in the Company’s securities that no decisions have been made with respect to the Company’s response to either proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that either proposal or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to these or any other transactions, except as required under applicable law.

About Chindata Group

Chindata Group is a leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets and a first mover in building next-generation hyperscale data centers in China, India and Southeast Asia markets, focusing on the whole life cycle of facility planning, investment, design, construction and operation of ecosystem infrastructure in the IT industry. Chindata Group provides its clients with business solutions in major countries and regions in Asia-Pacific emerging markets, including asset-heavy ecosystem chain services such as industrial bases, data centers, network and IT value-added services.

Chindata Group operates two sub-brands: “Chindata” and “Bridge Data Centres”. Chindata operates hyper-density IT cluster infrastructure in the Greater Beijing Area, the Yangtze River Delta Area and the Greater Bay Area, the three key economic areas in China, and has become the engine of the regional digital economies. Bridge Data Centres, with its top international development and operation talents in the industry, owns fast deployable data center clusters in Malaysia and India, and seeks business opportunities in other Asia-Pacific emerging markets.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as Chindata Group’s strategic and operational plans, contain forward-looking statements. Chindata Group may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Chindata Group’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Chindata Group’s goals and strategies; its future business development, financial condition and results of operations; the expected growth and competition of the data center and IT market; its ability to generate sufficient capital or obtain additional capital to meet its future capital needs; its ability to maintain competitive advantages; its ability to keep and strengthen its relationships with major clients and attract new clients; its ability to locate and secure suitable sites for additional data centers on commercially acceptable terms; government policies and regulations relating to Chindata Group’s business or industry; general economic and business conditions in the regions where Chindata Group operates and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Chindata Group’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Chindata Group undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For Enquiries, Please Contact:

Chindata IR Team

ir@chindatagroup.com

Mr. Dongning Wang

dongning.wang@chindatagroup.com

Exhibit A

July 12, 2023

The Special Committee of the Board of Directors (the “Special Committee”)

Chindata Group Holdings Limited

No. 47 Laiguangying East Road,

Chaoyang District, Beijing, 100012

The People’s Republic of China

Dear Sirs:

Further to our preliminary non-binding proposal dated June 6, 2023 (the “Proposal”) regarding our proposed acquisition (the “Acquisition”) of Chindata Group Holdings Limited (the “Company”), we hereby reiterate our full commitment to working with the Special Committee towards an expeditious and mutually beneficial consummation of the Acquisition. We continue to believe that our Proposal represents a compelling opportunity for the Company’s shareholders, providing an attractive valuation with high degree of certainty.

We in the aggregate beneficially own approximately 42.17% of the total issued and outstanding share capital of the Company, representing 87.39% of the total voting power of the Company. We reaffirm that we do not intend to sell any shares beneficially owned by us in the Company to any third party nor pursue any alternative transaction, and we remain fully committed to pursuing the Acquisition contemplated by our Proposal.

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Sincerely,

BCPE BRIDGE CAYMAN, L.P.
by BCPE Bridge GP, LLC, its general partner

By:	/s/ Zhongjue Chen
Name:	Zhongjue Chen
Title:	Manager

Sincerely,

BCPE STACK HOLDINGS, L.P.
by BCPE Stack GP, LLC, its general partner
by Bain Capital Investors, LLC, its managing member

By:	/s/ Krista Snow
Name:	Krista Snow
Title:	Partner & Co-Head of Tax